FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of .....January................................................................. , 2011
CANON INC.
(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                    No           X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... January 27, 2011...	By....../s/...... Masashiro Kobayashi .............
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2010

RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2010
January 27, 2011
CONSOLIDATED RESULTS

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Year ended	Year ended		Change(%)	Year ended	Year ending	Change(%)
	December 31, 2010	December 31, 2009			December 31, 2010	December 31, 2011

Net sales	¥3,706,901	¥3,209,201	+	15.5	$45,764,210	¥4,100,000	+	10.6
Operating profit	387,552	217,055	+	78.6	4,784,593	470,000	+	21.3
Income before income taxes	392,863	219,355	+	79.1	4,850,160	470,000	+	19.6
Net income attributable to Canon Inc.
	¥246,603	¥131,647	+	87.3	$3,044,481	¥310,000	+	25.7

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥199.71	¥106.64	+	87.3	$2.47	¥252.35	+	26.4
- Diluted	199.70	106.64	+	87.3	2.47	-		-

	Actual
	As of	As of	Change(%)		As of
	December 31, 2010	December 31, 2009			December 31, 2010

Total assets	¥3,983,820	¥3,847,557	+	3.5	$49,182,963

Canon Inc. stockholders’ equity	¥2,645,782	¥2,688,109	-	1.6	$32,663,975

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	U.S. dollar amounts are translated from yen at the rate of JPY 81= U.S.$1, the approximate exchange rate on the Tokyo Foreign
Exchange Market as of December 30, 2010, solely for the convenience of the reader.
NON-CONSOLIDATED RESULTS

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Year ended	Year ended	Change(%)		Year ended
	December 31, 2010	December 31, 2009			December 31, 2010

Net sales	¥2,317,043	¥2,025,546	+	14.4	$28,605,469
Operating profit	240,365	97,777	+	145.8	2,967,469
Ordinary profit	274,742	142,684	+	92.6	3,391,877
Net income	¥152,498	¥80,778	+	88.8	$1,882,691

Net income per share:
- Basic	¥123.50	¥65.44	+	88.7	$1.52
- Diluted	123.49	65.43	+	88.7	1.52
Dividend per share	120.00	110.00	+	9.1	1.48

	Actual
	As of	As of	Change(%)		As of
	December 31, 2010	December 31, 2009			December 31, 2010

Total assets	¥2,603,429	¥2,551,100	+	2.1	$32,141,099

Net assets	¥1,811,901	¥1,812,718	-	0.0	$22,369,148

Note:	U.S. dollar amounts are translated from yen at the rate of JPY 81= U.S.$1, the approximate exchange rate on the Tokyo Foreign
Exchange Market as of December 30, 2010, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2010 Fourth Quarter in Review
Looking back at the global economy in 2010, economic conditions continued to improve broadly throughout the world, led by the economic growth of such emerging markets as China and India. In the United States, despite the unemployment rate remaining at a relatively high level and other concerns, economic conditions continued to recover gradually thanks in part to economic measures by the government. As for Europe, in spite of lingering financial and employment concerns along with the emergence of financial crises in some countries, the region overall managed to realize a recovery. China, which quickly recovered its growth pace through major economic stimulus measures, and the rest of Asia, along with other emerging nations, continued to achieve economic expansion. And in Japan, although signs began to appear indicating a turnaround, the recovery came to a standstill at the end of 2010 due to prolonged deflation and other factors.
As for the markets in which Canon operates amid these conditions, within the office equipment market, demand for network digital multifunction devices (MFDs) recovered, mainly for color models, while laser printers also realized a steady rebound compared with the previous year. As for the consumer products market, demand for digital single-lens reflex (SLR) cameras maintained healthy growth across global markets. As for compact digital cameras, although sales were sluggish in developed countries, demand in emerging markets grew favorably resulting in a slight increase overall. With regard to inkjet printers, demand continued on a track to recovery. In the industry and others market, demand for semiconductor lithography equipment and liquid crystal display (LCD) lithography equipment grew steadily, owing to improved investment by semiconductor device and LCD panel manufacturers.
The average value of the yen during the year was ¥87.40 against the U.S. dollar, a year-on-year appreciation of approximately ¥6, and ¥114.97 against the euro, a year-on-year appreciation of approximately ¥15.
Amid the impact of the sharp appreciation of the yen, net sales for the year totaled ¥3,706.9 billion (U.S.$45,764 million), an increase of 15.5% from the previous year, owing to a substantial recovery in sales of laser printers among office products, continued robust sales of such consumer products as digital SLR cameras, the increase in sales within the industry and others segment, and the effects of consolidation arising from corporate acquisitions, such as that of Océ N.V. Although the strong yen had a significant impact, the gross profit ratio rose 3.6 points year on year to 48.1% mainly reflecting the launch of new products and ongoing cost-cutting efforts, along with heightened production turnover accompanying ramped-up production. As a result, gross profit rose by 24.9% to ¥1,783.1 billion (U.S.$22,104 million) for the year. Despite the impact of consolidation, continued Group-wide efforts to thoroughly reduce spending contributed to an operating expenses to sales ratio of 37.6% for the year, an improvement of 0.1 points. Consequently, operating profit recorded growth of 78.6% to ¥387.6 billion (U.S.$4,785 million) for the year. Other income (deductions) recorded an increase of ¥3 billion (U.S.$37 million) due to an improvement in equity earnings of affiliated companies, leading to income before income taxes for the year of ¥392.9 billion (U.S.$4,851 million), an increase of 79.1% year on year. Net income attributable to Canon Inc. grew by 87.3% to ¥246.6 billion (U.S.$3,044 million) for the year.
Basic net income attributable to Canon Inc. stockholders per share for the year was ¥199.71 (U.S.$2.47), an increase of ¥93.07 (U.S.$1.15) compared with the previous year.

Results by Segment
Looking at Canon’s quarterly performance by business sector, within the Office Business Unit, sales volume of both color and monochrome network digital MFDs increased, boosted by the recovery in demand for office equipment along with the introduction of new imageRUNNER ADVANCE-series products.
Laser printers, which suffered sluggish sales in the previous year, recorded a substantial increase in sales volume. Consequently, despite the effects of the strong appreciation of the yen, the sales for the segment totaled ¥1,987.3 billion (U.S.$24,534 million), growing 20.8% year on year. Operating profit increased by 27.9% to ¥293.3 billion (U.S.$3,621 million) for the year, mainly as a result of expanded sales and the rise in the gross profit ratio.
Within the Consumer Business Unit, sales volumes increased significantly for such digital SLR cameras as EOS Digital Rebel T1i (EOS 500D) and the new EOS Digital Rebel T2i (EOS 550D) the competitively priced models, along with the EOS 5D Mark II, EOS 7D and the new EOS 60D advanced-amateur models. As for compact digital cameras, the Company launched five new ELPH (IXUS)-series models and seven new PowerShot-series models, boosting sales volumes particularly in emerging markets.
With respect to inkjet printers, sales volume increased from the year-ago level, fueled by healthy sales growth, particularly in Asia. As a result, despite the strong yen, sales for the segment rose 6.9% year on year to ¥1,391.3 billion (U.S.$17,177 million), while operating profit increased by 29.7% to ¥238.1 billion (U.S.$2,939 million) , largely reflecting increased sales and gross profit ratio.
In the Industry and Others Business Unit, in addition to an appreciable increase in sales volume of LCD lithography equipment and a rebound in sales volume of semiconductor lithography, semiconductor-related independent business sales by Group subsidiaries also grew, resulting in an increase in sales for the segment of 20.9% to ¥433.0 billion (U.S.$5,345 million) for the year. Operating loss totaled ¥9.8 billion (U.S.$121 million) for the year, despite a turnaround of ¥66.1 billion (U.S.$816 million), made possible through increased sales and an improved gross profit ratio.
Cash Flow
During the year 2010, cash flows from operating activities totaled ¥744.4billion (U.S.$9,190 million), an increase of ¥133.2 billion (U.S.$1,644 million) from the previous year, mainly due to the significant increase of profit. Although investments, such as for the acquisition of shares of Océ N.V., increased substantially, purchases of fixed assets decreased, which led to a year-on-year decrease in cash flows from investing activities of ¥28.1 billion (U.S.$347 million) to ¥342.1 billion (U.S.$4,223 million). Accordingly, free cash flows totaled ¥402.3 billion (U.S.$4,967 million), an increase of ¥161.3 billion (U.S.$1,991 million) from the corresponding previous year.
Cash flows from financing activities recorded an outlay of ¥279.9billion (U.S.$3,456 million), mainly arising from the dividend payout of ¥136.1billion (U.S.$1,680 million), repurchases of treasury stock, and the repayment of substantially all borrowings of Océ N.V. Consequently, cash and cash equivalents increased by ¥45.5 billion (U.S.$562 million) to ¥840.6 billion (U.S.$10,378 million) from the end of the previous year despite foreign currency translation adjustments stemming from the strong yen.
Non-consolidated Results
Non-consolidated net sales totaled ¥2,317.0 billion (U.S.$28,605 million), a year-on-year increase of 14.4%, ordinary profit increased by 92.6% to ¥274.7 billion (U.S.$3,391 million), and net income increased by 88.8% to ¥152.5 billion (U.S.$1,883 million).

Outlook
As for the outlook in 2011, emerging nations such as China and India are expected to maintain healthy expansion. Developed countries, by comparison, while expected to be headed toward modest recovery, will face uncertainty regarding future prospects due to such factors as employment problems in the United States, financial concerns in European countries, and continued domestic deflation.
In the businesses in which Canon is involved, within the office equipment market, demand for such products as network digital MFDs and laser printers is projected to achieve solid growth amid increasingly intense competition. With respect to the consumer products market, demand for digital SLR cameras, compact digital cameras and inkjet printers is expected to expand, although competition is also expected to become more severe. In the industry and others market, while demand for semiconductor and LCD lithography equipment will likely increase steadily, uncertainty remains regarding the future.
With regard to currency exchange rates for the next year, on which Canon’s performance outlook is based, despite the uncertainty over such factors as future interest rate policies for major countries and the speed and degree realized by the economic recovery, Canon anticipates exchange rates for the period of ¥85 to the U.S. dollar and ¥110 to the euro, representing appreciations of approximately ¥2 against the U.S. dollar, and approximately ¥5 against the euro compared with the previous year. Upon taking into consideration these foreign exchange rate assumptions and current economic forecasts, Canon projects full-year consolidated net sales in 2011 of ¥4,100.0 billion (U.S.$50,617 million), a year-on-year increase of 10.6%; operating profit of ¥470.0 billion (U.S.$5,802 million), a year-on-year increase of 21.3%; income before income taxes of ¥470.0 billion (U.S.$5,802 million), a year-on-year increase of 19.6%; and net income attributable to Canon Inc. of ¥310.0 billion (U.S.$3,827 million), a year-on-year increase of 25.7%.
Basic Policy Regarding Profit Distribution and Dividends for the Current Fiscal Year
Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration planned future investments, free cash flow, and the Company’s consolidated business performance. Specifically, the Company’s medium- to long-term objective is a consolidated payout ratio of approximately 30%.
In 2010, a year viewed by Canon as the first in a new era of growth, the Company achieved its goal to significantly expand profits despite the yen’s appreciation. Additionally, thanks to comprehensive cash flow management, the Company realized further improvements in management efficiency and adequate cash on hand. In light of this situation, the Company comprehensively evaluated such factors as its outlook for future performance, planned investments, and cash flow without focusing solely on the performance of this fiscal year in its decision to provide a stable return and actively return profits to shareholders. As a result, the Company plans to distribute a full-year dividend totaling ¥120.00 (U.S.$1.48) per share (interim dividend of ¥55.00 [U.S.$0.68] per share [already distributed], and year-end dividend of ¥65.00 [U.S.$0.80]), an increase of ¥10.00 (U.S.$0.12) per share compared with fiscal year 2010.
Until our performance returns to a trend of stable expansion, we will not declare numerical targets such as a targeted dividend payout ratio. Instead, we will take a more comprehensive approach taking into consideration, such factors as our outlook for medium-term profits, planned future investments and free cash flow as we works to provide a stable return and actively return profits to shareholders.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Management Policy
  (1) Basic Policy
Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporation targeting continued growth and development.
  (2) Management Goals
Based on this basic management policy, Canon launched two consecutive five-year management plans—Phase I of the Excellent Global Corporation Plan in 1996, and Phase II in 2001. Through these two management plans, we worked to thoroughly strengthen our product competitiveness and our financial base. From 2006, under a new five-year management plan—Phase III, which targeted further growth and improved corporate value—Canon pursued “sound growth,”—the further expansion of corporate scale while maintaining a high level of profitability.
In 2009, however, due to the global recession triggered by the collapse of Lehman Brothers, we were forced to temporarily shift our strategic direction from expansion to establishing a “muscular” business constitution and enhancing corporate strength to agilely respond to changes in our business environment. After working to further expense reductions, capital-investment efficiencies and the establishment of advanced supply-chain management enabling inventory reduction, in 2010, we realized a quick recovery in performance, employing a new growth strategy, capitalizing on the turnaround to post results that outpaced the speed of the economic recovery.
In 2011, Canon embarks on a new five-year plan under the slogan “Aiming for the Summit — Speed & Sound Growth — ” which aims to leverage the Company’s solid management base developed during Phases I, II and III.
The global economy’s engine of growth has largely shifted from developed countries to emerging countries, which is expected to lead to volatility in the business environment. Canon will take advantage of these dramatic changes and will again tackle the challenge of achieving sound growth through timely transformations tailored to the changes of the times.
In particular, the Company is focusing on the following six important management objectives.
1)	Achieving the overwhelming No. 1 position in all core businesses and expanding related and peripheral businesses

2)	Developing new business through globalized diversification and establishing the Three Regional Headquarters management system

3)	Establishing a world-leading global optimized production system

4)	Comprehensively reinforcing global sales capabilities

5)	Building the foundations of an environmentally advanced corporation

6)	Imparting a corporate culture, and cultivating human resources befitting a truly excellent global company
By realizing these strategies, we aim to achieve net sales of more than ¥5 trillion, an operating profit ratio of more than 20%, a net income ratio of more than 10%, and a shareholders’ equity ratio of more than 75% by 2015, the final year of Phase IV. In this way, we will again aim to realize our goal of joining the ranks of the world’s top 100 companies in terms of all major management indicators.
  (3) Business Challenges
As for the global economy, in the U.S., despite the risk of a slowdown due to the ongoing credit crisis and high unemployment, we expect the trend toward gradual recovery to continue. In Europe, while concerns remain regarding an economic slump due to financial instability, we believe the economy will make steady progress towards recovery.
In Asia, the overall trend toward economic recovery is expected to continue, fueled by such factors as continued strong economic expansion in such countries as China and India. We believe the pattern of emerging markets, such as China and India, leading the global economy will become increasingly prominent over the near future.
As for Japan, while the economy will likely continue to realize a gradual economic rebound against the backdrop of a global economic recovery, we also expect the current trend of economic deflation to continue for the time being due to weak domestic consumption.

Amid this climate, the Canon Group has launched its latest five-year plan: Phase IV of the Excellent Global Corporation Plan (2011-2015).
In order to achieve our targets, we aim to transform into a different company in terms of scale and business operations, further strengthening our imaging-related businesses and working to expand business domains by cultivating such areas as medical and industrial equipment into new business pillars. At the same time, as a manufacturer, we will make efforts to significantly transform ourselves in keeping with the changing times through the reinforcement of such basic functions as research and development, production, and sales and marketing. Specifically, we will strive to change to a situation where products developed in each region are sold globally, accelerating transition to a three regional headquarters management system, which includes R&D centers in Japan, the U.S. and Europe, as we solicit the world’s great minds and innovative power.
Targeting this kind of change and transformation, we will also make active use of M&As. For this, we set up a special organization in charge of further promoting M&As, effective January 1, 2011.
At the same time, we will work to solidify our foundation as a leading environmental company that aims for both growth and environmental conservation, by further raising the environmental performance of our products and reducing the impact of all corporate activities on the environment.
In 2011, the first year of Phase IV, under the theme “Launching a Full-Scale Offensive with the Courage to Change,” Canon will be taking measures to realize its basic policy of ensuring that financial results in 2012 exceed those of its record-high performance of 2007.
One important measure addresses the continuous introduction of innovative products and services. Through the timely launch of products displayed at last year’s Canon EXPO, we will work to comprehensively strengthen the Company’s existing core businesses. In the office equipment segment, we aim to expand our lineup by accelerating joint product development efforts with Océ N.V.. In the consumer products segment, we aim to strengthen, among other areas, digital SLR movie capabilities. In addition, in our display business, for special applications such as high-resolution, high-image-quality medical displays, as well as OLED display, we will swiftly restructure our strategy as a new way to enter this area.
Next, we will work to reinforce our global sales capabilities. In order to further improve our performance in Asia, where an increasing proportion of group sales each year is generated, in addition to further strengthening our sales organization in China, we will also further our reach into the markets of Southeast Asia and India. In developed countries, in addition to accelerating our integration with Océ N.V. and leveraging Océ N.V.’s sales network to expand product sales, we will also work to strengthen our solutions business.
Additionally, we will pursue thorough cost reductions to further lower the cost of sales ratio. In this regard, we will accelerate activities to establish an optimized global production system, finalizing our roadmap of reform for the ideal production system from a comprehensive viewpoint taking into account such aspects as logistics, procurement, labor and country risks. In addition to accelerating new product development through computer simulation and thorough cost reductions, we will also promote the further automation of production and the in-house production of manufacturing equipment. We will establish a highly efficient and advanced manufacturing business model, promoting “man-machine cells” that allow for further productivity improvements. An example of this can be found in our domestic production, where automation and testing equipment have been incorporated into the cell production system.
We also aim to accelerate the establishment of new core businesses through globalized diversification, based on a three regional headquarters approach focusing on bases where innovation is created. In the medical field, we will expand our product lineup with a focus on digital radiography, expand our industrial equipment business, and swiftly draw up plans to actively establish research and development functions in the U.S. and Europe.
In addition, we will thoroughly leverage the integrated systems we have in place that facilitate the sharing and utilization of product design information on a company-wide basis as we work for efficiencies in product development and further improvements in product quality.
Furthermore, with the understanding that product quality represents the lifeblood of a manufacturer, we will make further efforts towards our commitment to “quality first.”
In order to realize further advancements for the Canon Group and become a truly excellent global corporation that continues to thrive and prosper, we will strive to foster global human resources that can exercise their abilities around the world. We will also devote more effort towards CSR (corporate social responsibility) activities.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
III. Financial Statements
1.  CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	December 31,	December 31,	Change	December 31,
	2010	2009		2010
ASSETS
Current assets:
Cash and cash equivalents	¥840,579	¥795,034	¥45,545	$10,377,519
Short-term investments	96,815	19,089	77,726	1,195,247
Trade receivables, net	557,504	556,572	932	6,882,765
Inventories	384,777	373,241	11,536	4,750,333
Prepaid expenses and other current assets	250,754	273,843	(23,089)	3,095,729

Total current assets	2,130,429	2,017,779	112,650	26,301,593

Noncurrent receivables	16,771	14,936	1,835	207,049
Investments	81,529	114,066	(32,537)	1,006,531
Property, plant and equipment, net	1,201,968	1,269,785	(67,817)	14,839,111
Intangible assets, net	153,021	117,396	35,625	1,889,148
Other assets	400,102	313,595	86,507	4,939,531

Total assets	¥3,983,820	¥3,847,557	¥136,263	$49,182,963

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥7,200	¥4,869	¥2,331	$88,889
Trade payables	383,251	339,113	44,138	4,731,494
Accrued income taxes	72,482	50,105	22,377	894,840
Accrued expenses	299,710	274,300	25,410	3,700,123
Other current liabilities	134,298	115,303	18,995	1,658,000

Total current liabilities	896,941	783,690	113,251	11,073,346
Long-term debt, excluding current installments	4,131	4,912	(781)	51,000
Accrued pension and severance cost	197,609	115,904	81,705	2,439,617
Other noncurrent liabilities	75,502	63,651	11,851	932,123

Total liabilities	1,174,183	968,157	206,026	14,496,086

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	2,157,556
Additional paid-in capital	400,425	404,293	(3,868)	4,943,518
Legal reserve	57,930	54,687	3,243	715,185
Retained earnings	2,965,237	2,871,437	93,800	36,607,864
Accumulated other comprehensive income (loss)	(390,459)	(260,818)	(129,641)	(4,820,481)
Treasury stock, at cost	(562,113)	(556,252)	(5,861)	(6,939,667)

Total Canon Inc. stockholders’ equity	2,645,782	2,688,109	(42,327)	32,663,975

Noncontrolling interests	163,855	191,291	(27,436)	2,022,902

Total equity	2,809,637	2,879,400	(69,763)	34,686,877

Total liabilities and equity	¥3,983,820	¥3,847,557	¥136,263	$49,182,963

	Millions of yen			Thousands of
				U.S. dollars
	As of	As of		As of
	December 31,	December 31,		December 31,
	2010	2009		2010
Notes:

1. Allowance for doubtful receivables	¥14,920	¥11,343		$184,198
2. Accumulated depreciation	1,909,703	1,815,982		23,576,580
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(325,612)	(202,628)		(4,019,901)
Net unrealized gains and losses on securities	3,020	3,285		37,284
Net gains and losses on derivative instruments	917	71		11,321
Pension liability adjustments	(68,784)	(61,546)		(849,185)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2.  CONSOLIDATED STATEMENTS OF INCOME

Results for the fourth quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	December 31, 2010	December 31, 2009			December 31, 2010

Net sales	¥1,067,866	¥954,058	+	11.9	$13,183,531
Cost of sales	575,620	520,267			7,106,420

Gross profit	492,246	433,791	+	13.5	6,077,111
Operating expenses:
Selling, general and administrative expenses	323,481	264,396			3,993,593
Research and development expenses	85,918	77,267			1,060,716

	409,399	341,663			5,054,309

Operating profit	82,847	92,128	-	10.1	1,022,802
Other income (deductions):
Interest and dividend income	1,735	1,441			21,420
Interest expense	(771)	(95)			(9,519)
Other, net	(1,277)	4,447			(15,765)

	(313)	5,793			(3,864)

Income before income taxes	82,534	97,921	-	15.7	1,018,938

Income taxes	26,281	35,413			324,457

Consolidated net income	56,253	62,508			694,481
Less: Net income attributable to noncontrolling interests	2,294	944			28,321

Net income attributable to Canon Inc.	¥53,959	¥61,564	-	12.4	$666,160

Note: Consolidated comprehensive income for the three months ended December 31, 2010 and 2009 was JPY 12,227 million (U.S.$150,951 thousand ) and JPY 74,334 million , respectively.

	Millions of yen				Thousands of
Results for the fiscal year					U.S. dollars
	Year ended	Year ended	Change(%)		Year ended
	December 31, 2010	December 31, 2009			December 31, 2010

Net sales	¥3,706,901	¥3,209,201	+	15.5	$45,764,210
Cost of sales	1,923,813	1,781,808			23,750,778

Gross profit	1,783,088	1,427,393	+	24.9	22,013,432
Operating expenses:
Selling, general and administrative expenses	1,079,719	905,738			13,329,864
Research and development expenses	315,817	304,600			3,898,975

	1,395,536	1,210,338			17,228,839

Operating profit	387,552	217,055	+	78.6	4,784,593
Other income (deductions):
Interest and dividend income	6,022	5,202			74,346
Interest expense	(1,931)	(336)			(23,840)
Other, net	1,220	(2,566)			15,061

	5,311	2,300			65,567

Income before income taxes	392,863	219,355	+	79.1	4,850,160

Income taxes	140,160	84,122			1,730,370

Consolidated net income	252,703	135,233			3,119,790
Less: Net income attributable to noncontrolling interests	6,100	3,586			75,309

Net income attributable to Canon Inc.	¥246,603	¥131,647	+	87.3	$3,044,481

Note:	Consolidated comprehensive income for the year ended December 31, 2010 and 2009 was JPY 117,079 million (U.S.$1,445,420 thousand ) and JPY 168,452 million , respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. DETAILS OF SALES

	Millions of yen				Thousands of
Results for the fourth quarter					U.S. dollars
	Three months	Three months			Three months
Sales by business unit	ended	ended	Change(%)		ended
	December 31, 2010	December 31, 2009			December 31, 2010
Office	¥549,277	¥465,131	+	18.1	$6,781,198
Consumer	412,240	412,729	-	0.1	5,089,383
Industry and Others	131,926	103,318	+	27.7	1,628,716
Eliminations	(25,577)	(27,120)		-	(315,766)

Total	¥1,067,866	¥954,058	+	11.9	$13,183,531

	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
Sales by region	ended	ended	Change(%)		ended
	December 31, 2010	December 31, 2009			December 31, 2010
Japan	¥198,169	¥197,599	+	0.3	$2,446,531
Overseas:
Americas	302,110	274,782	+	9.9	3,729,753
Europe	342,815	308,523	+	11.1	4,232,284
Asia and Oceania	224,772	173,154	+	29.8	2,774,963

	869,697	756,459	+	15.0	10,737,000

Total	¥1,067,866	¥954,058	+	11.9	$13,183,531

	Millions of yen				Thousands of
Results for the fiscal year					U.S. dollars
Sales by business unit	Year ended	Year ended	Change(%)		Year ended
	December 31, 2010	December 31, 2009			December 31, 2010
Office	¥1,987,269	¥1,645,076	+	20.8	$24,534,185
Consumer	1,391,327	1,301,160	+	6.9	17,176,877
Industry and Others	432,958	357,998	+	20.9	5,345,160
Eliminations	(104,653)	(95,033)		-	(1,292,012)

Total	¥3,706,901	¥3,209,201	+	15.5	$45,764,210

	Millions of yen				Thousands of
					U.S. dollars
Sales by region	Year ended	Year ended	Change(%)		Year ended
	December 31, 2010	December 31, 2009			December 31, 2010
Japan	¥695,749	¥702,344	-	0.9	$8,589,494
Overseas:
Americas	1,023,299	894,154	+	14.4	12,633,321
Europe	1,172,474	995,150	+	17.8	14,474,988
Asia and Oceania	815,379	617,553	+	32.0	10,066,407

	3,011,152	2,506,857	+	20.1	37,174,716

Total	¥3,706,901	¥3,209,201	+	15.5	$45,764,210

Notes:	1.	The primary products included in each of the segments are as follows:
Office :	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Personal-use network digital MFDs /
Office copying machines /Full-color copying machines / Personal-use copying machines /Laser printers /
Large format inkjet printers/ Digital Production Printer
Consumer :	Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders /
Inkjet multifunction peripherals / Single function inkjet printers / Image scanners / Broadcasting equipment
Industry and Others :	Semiconductor lithography equipment / LCD lithography equipment / Medical image recording equipment /
Magnetic heads / Micromotors / Computers / Handy terminals / Document scanners / Calculators / Ophthalmic products
2.	The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Asia and Oceania: China, Australia, Asian countries

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. CONSOLIDATED STATEMENTS OF EQUITY
Millions of yen

					Accumulated		Total Canon
	Common	Additional	Legal	Retained	other	Treasury stock	Inc.	Noncontrolling
	Stock	paid-in capital	reserve	earnings	comprehensive		stockholders’	interests	Total equity
					income (loss)		equity

Balance at December 31, 2008	¥174,762	¥403,790	¥53,706	¥2,876,576	¥(292,820)	¥(556,222)	¥2,659,792	¥191,190	¥2,850,982

Equity transaction with noncontrolling interests and other		503					503	(1,376)	(873)
Dividends paid to Canon Inc. stockholders				(135,793)			(135,793)		(135,793)
Dividends paid to noncontrolling interests								(3,326)	(3,326)
Transfers to legal reserve			981	(981)			-		-

Comprehensive income:
Net income				131,647			131,647	3,586	135,233
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					33,340		33,340	30	33,370
Net unrealized gains and losses on securities					2,150		2,150	67	2,217
Net gains and losses on derivative instruments					(1,422)		(1,422)	(1)	(1,423)
Pension liability adjustments					(2,066)		(2,066)	1,121	(945)

Total comprehensive income							163,649	4,803	168,452

Repurchase of treasury stock, net				(12)		(30)	(42)		(42)

Balance at December 31, 2009	¥174,762	¥404,293	¥54,687	¥2,871,437	¥(260,818)	¥(556,252)	¥2,688,109	¥191,291	¥2,879,400

Aquitition of subsidiaries								19,168	19,168
Equity transaction with noncontrolling interests and other		(3,787)		(13,453)	(680)	55,250	37,330	(43,214)	(5,884)
Dividends paid to Canon Inc. stockholders				(136,103)			(136,103)		(136,103)
Dividends paid to noncontrolling interests								(2,827)	(2,827)
Transfers to legal reserve			3,243	(3,243)			-		-

Comprehensive income:
Net income				246,603			246,603	6,100	252,703
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(122,667)		(122,667)	(4,251)	(126,918)
Net unrealized gains and losses on securities					(222)		(222)	76	(146)
Net gains and losses on derivative instruments					833		833	(66)	767
Pension liability adjustments					(6,905)		(6,905)	(2,422)	(9,327)

Total comprehensive income(loss)							117,642	(563)	117,079

Repurchase of treasury stock, net		(81)		(4)		(61,111)	(61,196)		(61,196)

Balance at December 31, 2010	¥174,762	¥400,425	¥57,930	¥2,965,237	¥(390,459)	¥(562,113)	¥2,645,782	¥163,855	¥2,809,637

Thousands of U.S. dollars

Balance at December 31, 2009	$2,157,556	$4,991,272	$675,148	$35,449,840	$(3,219,975)	$(6,867,310)	$33,186,531	$2,361,617	$35,548,148

Aquitition of subsidiaries								236,642	236,642
Equity transaction with noncontrolling interests and other		(46,754)		(166,087)	(8,395)	682,100	460,864	(533,506)	(72,642)
Dividends paid to Canon Inc. stockholders				(1,680,284)			(1,680,284)		(1,680,284)
Dividends paid to noncontrolling interests								(34,901)	(34,901)
Transfers to legal reserve			40,037	(40,037)			-		-

Comprehensive income:
Net income				3,044,481			3,044,481	75,309	3,119,790
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					(1,514,407)		(1,514,407)	(52,481)	(1,566,888)
Net unrealized gains and losses on securities					(2,741)		(2,741)	938	(1,803)
Net gains and losses on derivative instruments					10,284		10,284	(815)	9,469
Pension liability adjustments					(85,247)		(85,247)	(29,901)	(115,148)

Total comprehensive income(loss)							1,452,370	(6,950)	1,445,420

Repurchase of treasury stock, net		(1,000)		(49)		(754,457)	(755,506)		(755,506)

Balance at December 31, 2010	$2,157,556	$4,943,518	$715,185	$36,607,864	$(4,820,481)	$(6,939,667)	$32,663,975	$2,022,902	$34,686,877

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of
			U.S. dollars
	Year ended	Year ended	Year ended
	December 31, 2010	December 31, 2009	December 31, 2010
Cash flows from operating activities:
Consolidated net income	¥252,703	¥135,233	$3,119,790
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	276,193	315,393	3,409,790
Loss on disposal of property, plant and equipment	21,120	8,215	260,741
Deferred income taxes	29,381	20,712	362,728
(Increase) decrease in trade receivables	(6,671)	48,244	(82,358)
(Increase) decrease in inventories	(17,532)	143,580	(216,444)
Increase (decrease) in trade payables	115,726	(76,843)	1,428,716
Increase (decrease) in accrued income taxes	25,228	(21,023)	311,457
Increase (decrease) in accrued expenses	77	(9,827)	951
Increase in accrued (prepaid) pension and severance cost	4,147	4,765	51,198
Other, net	44,041	42,786	543,715

Net cash provided by operating activities	744,413	611,235	9,190,284
Cash flows from investing activities:
Purchases of fixed assets	(199,152)	(327,983)	(2,458,667)
Proceeds from sale of fixed assets	3,303	8,893	40,778
Purchases of available-for-sale securities	(10,891)	(3,253)	(134,457)
Proceeds from sale and maturity of available-for-sale securities	3,910	2,460	48,272
Increase in time deposits, net	(80,904)	(11,345)	(998,815)
Acquisitions of subsidiaries, net of cash acquired	(55,686)	(2,979)	(687,481)
Purchases of other investments	(1,955)	(37,981)	(24,136)
Other, net	(758)	1,944	(9,358)

Net cash used in investing activities	(342,133)	(370,244)	(4,223,864)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	5,902	3,361	72,864
Repayments of long-term debt	(5,739)	(6,282)	(70,852)
Decrease in short-term loans, net	(74,933)	(280)	(925,099)
Dividends paid	(136,103)	(135,793)	(1,680,284)
Repurchases of treasury stock, net	(61,196)	(42)	(755,506)
Other, net	(7,828)	(3,343)	(96,642)

Net cash used in financing activities	(279,897)	(142,379)	(3,455,519)
Effect of exchange rate changes on cash and cash equivalents	(76,838)	17,226	(948,617)

Net change in cash and cash equivalents	45,545	115,838	562,284
Cash and cash equivalents at beginning of year	795,034	679,196	9,815,235

Cash and cash equivalents at end of year	¥840,579	¥795,034	$10,377,519

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6. NOTE FOR GOING CONCERN ASSUMPTION
     Not applicable.
7. SEGMENT INFORMATION
(1) SEGMENT INFORMATION BY BUSINESS UNIT

Results for the fourth quarter	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	December 31, 2010	December 31, 2009			December 31, 2010
Office
Net sales:
External customers	¥547,319	¥462,149	+	18.4	$6,757,025
Intersegment	1,958	2,982	-	34.3	24,173

Total	549,277	465,131	+	18.1	6,781,198

Operating cost and expenses	488,126	384,517	+	26.9	6,026,247

Operating profit	¥61,151	¥80,614	-	24.1	$754,951

Consumer
Net sales:
External customers	¥411,881	¥412,087	-	0.0	$5,084,951
Intersegment	359	642	-	44.1	4,432

Total	412,240	412,729	-	0.1	5,089,383

Operating cost and expenses	347,218	337,586	+	2.9	4,286,642

Operating profit	¥65,022	¥75,143	-	13.5	$802,741

Industry and Others
Net sales:
External customers	¥108,666	¥79,822	+	36.1	$1,341,555
Intersegment	23,260	23,496	-	1.0	287,161

Total	131,926	103,318	+	27.7	1,628,716

Operating cost and expenses	137,770	138,278	-	0.4	1,700,864

Operating profit (loss)	¥(5,844)	¥(34,960)		-	$(72,148)

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(25,577)	(27,120)		-	(315,766)

Total	(25,577)	(27,120)		-	(315,766)

Operating cost and expenses	11,905	1,549		-	146,976

Operating profit (loss)	¥(37,482)	¥(28,669)		-	$(462,742)

Consolidated
Net sales:
External customers	¥1,067,866	¥954,058	+	11.9	$13,183,531
Intersegment	-	-		-	-

Total	1,067,866	954,058	+	11.9	13,183,531

Operating cost and expenses	985,019	861,930	+	14.3	12,160,729

Operating profit	¥82,847	¥92,128	-	10.1	$1,022,802

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

Results for the fiscal year	Millions of yen				Thousands of
					U.S. dollars
	Year ended	Year ended	Change(%)		Year ended
	December 31, 2010	December 31, 2009			December 31, 2010

Office
Net sales:
External customers	¥1,978,945	¥1,635,056	+	21.0	$24,431,420
Intersegment	8,324	10,020	-	16.9	102,765

Total	1,987,269	1,645,076	+	20.8	24,534,185

Operating cost and expenses	1,693,947	1,415,680	+	19.7	20,912,926

Operating profit	293,322	229,396	+	27.9	3,621,259

Total assets	855,893	745,646	+	14.8	10,566,580
Depreciation and amortization	103,548	90,878	+	13.9	1,278,370
Capital expenditures	¥53,115	¥96,718	-	45.1	$655,741

Consumer
Net sales:
External customers	¥1,389,622	¥1,299,194	+	7.0	$17,155,827
Intersegment	1,705	1,966	-	13.3	21,050

Total	1,391,327	1,301,160	+	6.9	17,176,877

Operating cost and expenses	1,153,262	1,117,668	+	3.2	14,237,803

Operating profit	238,065	183,492	+	29.7	2,939,074

Total assets	414,022	437,160	-	5.3	5,111,383
Depreciation and amortization	41,665	48,701	-	14.4	514,383
Capital expenditures	¥36,266	¥27,503	+	31.9	$447,728

Industry and Others
Net sales:
External customers	¥338,334	¥274,951	+	23.1	$4,176,963
Intersegment	94,624	83,047	+	13.9	1,168,197

Total	432,958	357,998	+	20.9	5,345,160

Operating cost and expenses	442,789	433,954	+	2.0	5,466,530

Operating profit (loss)	(9,831)	(75,956)		-	(121,370)

Total assets	307,029	359,635	-	14.6	3,790,481
Depreciation and amortization	37,387	60,770	-	38.5	461,568
Capital expenditures	¥27,105	¥25,644	+	5.7	$334,630

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(104,653)	(95,033)		-	(1,292,012)

Total	(104,653)	(95,033)		-	(1,292,012)

Operating cost and expenses	29,351	24,844		-	362,358

Operating profit (loss)	(134,004)	(119,877)		-	(1,654,370)

Total assets	2,406,876	2,305,116	+	4.4	29,714,519
Depreciation and amortization	93,593	115,044	-	18.6	1,155,469
Capital expenditures	¥77,061	¥108,387	-	28.9	$951,370

Consolidated
Net sales:
External customers	¥3,706,901	¥3,209,201	+	15.5	$45,764,210
Intersegment	-	-		-	-

Total	3,706,901	3,209,201	+	15.5	45,764,210

Operating cost and expenses	3,319,349	2,992,146	+	10.9	40,979,617

Operating profit	387,552	217,055	+	78.6	4,784,593

Total assets	3,983,820	3,847,557	+	3.5	49,182,963
Depreciation and amortization	276,193	315,393	-	12.4	3,409,790
Capital expenditures	¥193,547	¥258,252	-	25.1	$2,389,469

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

					Thousands of
Results for the fourth quarter	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	December 31, 2010	December 31, 2009			December 31, 2010
Japan
Net sales:
External customers	¥249,834	¥227,939	+	9.6	$3,084,370
Intersegment	517,387	539,255	-	4.1	6,387,494

Total	767,221	767,194	+	0.0	9,471,864

Operating cost and expenses	654,934	667,146	-	1.8	8,085,605

Operating profit	¥112,287	¥100,048	+	12.2	$1,386,259

Americas
Net sales:
External customers	¥296,872	¥268,797	+	10.4	$3,665,086
Intersegment	2,841	392	+	624.7	35,074

Total	299,713	269,189	+	11.3	3,700,160

Operating cost and expenses	294,476	263,571	+	11.7	3,635,506

Operating profit	¥5,237	¥5,618	-	6.8	$64,654

Europe
Net sales:
External customers	¥339,566	¥306,949	+	10.6	$4,192,173
Intersegment	839	(1,313)		-	10,358

Total	340,405	305,636	+	11.4	4,202,531

Operating cost and expenses	332,306	298,750	+	11.2	4,102,543

Operating profit	¥8,099	¥6,886	+	17.6	$99,988

Asia and Oceania
Net sales:
External customers	¥181,594	¥150,373	+	20.8	$2,241,902
Intersegment	194,786	165,586	+	17.6	2,404,765

Total	376,380	315,959	+	19.1	4,646,667

Operating cost and expenses	368,997	309,860	+	19.1	4,555,519

Operating profit	¥7,383	¥6,099	+	21.1	$91,148

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(715,853)	(703,920)		-	(8,837,691)

Total	(715,853)	(703,920)		-	(8,837,691)

Operating cost and expenses	(665,694)	(677,397)		-	(8,218,444)

Operating profit (loss)	¥(50,159)	¥(26,523)		-	$(619,247)

Consolidated
Net sales:
External customers	¥1,067,866	¥954,058	+	11.9	$13,183,531
Intersegment	-	-		-	-

Total	1,067,866	954,058	+	11.9	13,183,531

Operating cost and expenses	985,019	861,930	+	14.3	12,160,729

Operating profit	¥82,847	¥92,128	-	10.1	$1,022,802

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

					Thousands of
Results for the fiscal year	Millions of yen				U.S. dollars
	Year ended	Year ended	Change(%)		Year ended
	December 31, 2010	December 31, 2009			December 31, 2010
Japan
Net sales:
External customers	¥854,208	¥827,762	+	3.2	$10,545,778
Intersegment	1,974,591	1,714,375	+	15.2	24,377,666

Total	2,828,799	2,542,137	+	11.3	34,923,444

Operating cost and expenses	2,398,439	2,288,471	+	4.8	29,610,358

Operating profit	430,360	253,666	+	69.7	5,313,086

Total assets	¥1,321,572	¥1,386,511	-	4.7	$16,315,704

Americas
Net sales:
External customers	¥1,008,200	¥871,633	+	15.7	$12,446,914
Intersegment	7,975	1,263	+	531.4	98,456

Total	1,016,175	872,896	+	16.4	12,545,370

Operating cost and expenses	993,310	860,863	+	15.4	12,263,086

Operating profit	22,865	12,033	+	90.0	282,284

Total assets	¥251,587	¥198,094	+	27.0	$3,106,012

Europe
Net sales:
External customers	¥1,163,452	¥991,336	+	17.4	$14,363,605
Intersegment	3,489	919	+	279.7	43,074

Total	1,166,941	992,255	+	17.6	14,406,679

Operating cost and expenses	1,126,521	964,606	+	16.8	13,907,667

Operating profit	40,420	27,649	+	46.2	499,012

Total assets	¥472,785	¥378,477	+	24.9	$5,836,852

Asia and Oceania
Net sales:
External customers	¥681,041	¥518,470	+	31.4	$8,407,913
Intersegment	723,423	534,147	+	35.4	8,931,149

Total	1,404,464	1,052,617	+	33.4	17,339,062

Operating cost and expenses	1,357,663	1,019,208	+	33.2	16,761,272

Operating profit	46,801	33,409	+	40.1	577,790

Total assets	¥421,250	¥384,795	+	9.5	$5,200,617

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(2,709,478)	(2,250,704)		-	(33,450,345)

Total	(2,709,478)	(2,250,704)		-	(33,450,345)

Operating cost and expenses	(2,556,584)	(2,141,002)		-	(31,562,766)

Operating profit (loss)	(152,894)	(109,702)		-	(1,887,579)

Total assets	¥1,516,626	¥1,499,680	+	1.1	$18,723,778

Consolidated
Net sales:
External customers	¥3,706,901	¥3,209,201	+	15.5	$45,764,210
Intersegment	-	-		-	-

Total	3,706,901	3,209,201	+	15.5	45,764,210

Operating cost and expenses	3,319,349	2,992,146	+	10.9	40,979,617

Operating profit	387,552	217,055	+	78.6	4,784,593

Total assets	¥3,983,820	¥3,847,557	+	3.5	$49,182,963

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) GROUP POSITION
1.	Number of Group Companies

	December 31, 2010	December 31, 2009	Change
Subsidiaries	294	241	+53
Affiliates	14	15	(1)
Total	308	256	+52

2.	Change in Group Entities

Subsidiaries
Addition:	86 companies
Removal:	33 companies

Affiliates (Carried at Equity Basis)
Addition:	3 companies
Removal:	4 companies
3.	Subsidiaries Listed on Domestic Stock Exchange
Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.
(2) SIGNIFICANT ACCOUNTING POLICIES
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
9. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1) NET INCOME ATTRIBUTABLE TO CANON INC. STOCKHOLDERS PER SHARE

Results for the fiscal year	Millions of yen		Thousands of
			U.S. dollars
	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2010

Net income attributable to Canon Inc.
-Basic	¥246,603	¥131,647	$3,044,481
-Diluted	246,603	131,647	3,044,481

	Number of shares
Average common shares outstanding
-Basic	1,234,817,511	1,234,481,836
-Diluted	1,234,868,114	1,234,481,836

	Yen		U.S. dollars
Net income attributable to Canon Inc. stockholders per share:
-Basic	¥199.71	¥106.64	$2.47
-Diluted	199.70	106.64	2.47
(2)	FINANCE RECEIVABLES AND OPERATING LEASES, ACQUISITIONS, MARKETABLE SECURITIES, DEFERRED TAX ACCOUNTING, EMPLOYEE RETIREMENT AND SEVERANCE BENEFITS, STOCK OPTIONS, DERIVATIVE CONTRACTS AND OTHERS
      The disclosure is omitted as it is not considered significant in this report.
(3)  SUBSEQUENT EVENT
      There is no significant subsequent event.

CANON INC.
NON-CONSOLIDATED
10. NON-CONSOLIDATED BALANCE SHEETS
      ( Parent company only )

	Millions of yen
	As of	As of
	December 31,	December 31,	Change
	2010	2009
ASSETS
Current assets:
Cash	¥56,923	¥6,855	¥50,068
Trade receivables	636,098	649,594	(13,496)
Marketable securities	135,290	92,740	42,550
Inventories	117,306	147,938	(30,632)
Prepaid expenses and other current assets	229,757	215,657	14,100
Allowance for doubtful receivables	-	(1)	1

Total current assets	1,175,374	1,112,783	62,591

Fixed assets:
Net property, plant and equipment	784,520	862,901	(78,381)
Intangibles	36,191	32,444	3,747
Investments and other fixed assets	607,398	543,027	64,371
Allowance for doubtful receivables-noncurrent	(54)	(55)	1

Total fixed assets	1,428,055	1,438,317	(10,262)

Total assets	¥2,603,429	¥2,551,100	¥52,329

LIABILITIES AND NET ASSETS
Current liabilities:
Trade payables	¥334,299	¥332,219	¥2,080
Short-term loans	260,662	226,749	33,913
Accrued income taxes	41,027	27,639	13,388
Accrued warranty expenses	3,404	3,043	361
Accrued bonuses for employees	4,594	4,129	465
Accrued bonuses for directors	218	127	91
Other current liabilities	101,502	105,774	(4,272)

Total current liabilities	745,706	699,680	46,026

Noncurrent liabilities:
Accrued pension and severance cost	36,701	34,524	2,177
Accrued directors’ retirement benefits	1,572	1,786	(214)
Reserve for environmental provision	6,141	1,170	4,971
Accrued long service rewards for employees	1,399	1,176	223
Other noncurrent liabilities	9	46	(37)

Total noncurrent liabilities	45,822	38,702	7,120

Total liabilities	791,528	738,382	53,146

Net assets:
Stockholders’ equity	1,807,975	1,810,900	(2,925)
Valuation and translation adjustments	2,485	1,008	1,477
Subscription right to shares	1,441	810	631

Total net assets	1,811,901	1,812,718	(817)

Total liabilities and net assets	¥2,603,429	¥2,551,100	¥52,329

Notes:	As of	As of
	December 31,	December 31,
	2010	2009
1.Accumulated depreciation	¥1,196,703	¥1,122,921
Accumulated impairment loss	¥20,019	¥21,606
2.Cautionary obligation and other
Cautionary obligation contract	¥13,818	¥16,256

CANON INC.	NON-CONSOLIDATED
11. NON-CONSOLIDATED STATEMENTS OF INCOME
       ( Parent company only )

	Millions of yen
	Year ended	Year ended
	December 31,	December 31,	Change(%)
	2010	2009
Net sales	¥2,317,043	¥2,025,546	+ 14.4
Cost of sales	1,602,918	1,471,056

Gross profit	714,125	554,490	+ 28.8
Selling, general and administrative expenses	473,760	456,713

Operating profit	240,365	97,777	+ 145.8
Other income (deductions):
Interest and dividend income	21,227	16,314
Interest expense	(2,811)	(3,916)
Other, net	15,961	32,509

	34,377	44,907

Ordinary profit	274,742	142,684	+ 92.6

Non-ordinary gain (loss), net	(41,539)	(20,396)

Income before income taxes	233,203	122,288	+ 90.7
Income taxes	80,705	41,510

Net income	¥152,498	¥80,778	+ 88.8

12. DETAILS OF SALES
       ( Parent company only )

Sales by product	Millions of yen
	Year ended	Year ended
	December 31,	December 31,	Change(%)
	2010	2009

Office	¥1,185,103	¥1,021,285	+ 16.0
Consumer	1,024,674	950,554	+ 7.8
Industrial and others	107,266	53,707	+ 99.7

Total	¥2,317,043	¥2,025,546	+ 14.4

Sales by region	Millions of yen
	Year ended	Year ended
	December 31,	December 31,	Change(%)
	2010	2009
Japan	¥283,291	¥276,385	+ 2.5
Overseas:
Americas	703,622	645,174	+ 9.1
Europe	745,208	677,162	+ 10.0
Asia and Oceania	584,922	426,825	+ 37.0

	2,033,752	1,749,161	+ 16.3

Total	¥2,317,043	¥2,025,546	+ 14.4

CANON INC.
NON-CONSOLIDATED
13.  NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
         ( Parent company only )

Year ended December 31, 2010										(Millions of yen)
	Stockholders’ equity														Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock		Capital surplus			Retained earnings							Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
			Additional paid-in capital		Other capital surplus	Legal reserve		Other retained earnings
								Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves		Retained earnings
Balance as of December 31, 2009	¥174,762		¥306,288		-	¥22,114		¥1,566	¥2,701	¥1,249,928		¥609,793	¥(556,252)	¥1,810,900	¥1,384	¥(376)	¥810	¥1,812,718
Changes in the term
Transfer to reserve for special depreciation								83				(83)		-					-
Reversal of reserve for special depreciation								(853)				853		-					-
Transfer to reserve for deferral of capital gain on property									304			(304)		0					0
Reversal of reserve for deferral of capital gain on property									(92)			92		0					0
Dividends paid												(136,103)		(136,103)				(136,103)
Net income												152,498		152,498				152,498
Purchase of treasury stock													(61,436)	(61,436)				(61,436)
Disposal of treasury stock												(6)	18	12				12
Changes by share exchanges												(13,453)	55,557	42,104				42,104
Net change of items other than stockholders’ equity														0	(26)	1,503	631	2,108
Total changes in the term		-		-	-		-	(770)	212		0	3,494	(5,861)	(2,925)	(26)	1,503	631	(817)
Balance as of December 31, 2010	¥174,762		¥306,288		-	¥22,114		¥796	¥2,913	¥1,249,928		¥613,287	¥(562,113)	¥1,807,975	¥1,358	¥1,127	¥1,441	¥1,811,901

Notes:

1.Number of issued shares as of December 31, 2010	1,333,763,464
2.Classes and number of treasury stock

				(Shares)

Classes of stock	Balance as of December 31, 2009	Increase	Decrease	Balance as of December 31, 2010

common stock	99,288,001	16,012,063	10,004,089	105,295,975

3.Payment for dividends

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)		Base date	Effective date
March 30, 2010 Annual meeting of stockholders	common stock	67,896	55.00		December 31, 2009	March 31, 2010
July 27, 2010 Board of directors’ meeting	common stock	68,206	55.00		June 30, 2010	August 27, 2010

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Base date	Effective date
March 30, 2011 Annual meeting of stockholders	common stock	79,850	Retained earnings	65.00	December 31, 2010	March 31, 2011

CANON INC.
NON-CONSOLIDATED

Year ended December 31, 2009											(Millions of yen)
	Stockholders’ equity															Valuation and translation adjustments		Subscription rights to shares		Total net assets
	Common stock		Capital surplus				Retained earnings							Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
			Additional paid-in capital		Other capital surplus		Legal reserve		Other retained earnings
									Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves		Retained earnings
Balance as of December 31, 2008	¥174,762		¥306,288		–		¥22,114		¥4,664	¥2,578	¥1,249,928		¥661,843	¥(556,222)	¥1,865,955	¥(1,048)	¥(148)		¥246	¥1,865,005
Changes in the term

Transfer to reserve for special depreciation									146				(146)		–						-
Reversal of reserve for special depreciation									(3,244)				3,244		–						-
Transfer to reserve for deferral of capital gain on property										199			(199)		0						0
Reversal of reserve for deferral of capital gain on property										(76)			76		0						0
Dividends paid													(135,793)		(135,793)					(135,793)
Net income													80,778		80,778					80,778
Purchase of treasury stock														(51)	(51)					(51)
Disposal of treasury stock													(10)	21	11					11
Net change of items other than stockholders’ equity															0	2,432	(228)	564		2,768
Total changes in the term		-		-		-		-	(3,098)	123		-	(52,050)	(30)	(55,055)	2,432	(228)	564		(52,287)
Balance as of December 31, 2009	¥174,762		¥306,288			-	¥22,114		¥1,566	¥2,701	¥1,249,928		¥609,793	¥(556,252)	¥1,810,900	¥1,384	¥(376)	¥810		¥1,812,718

Notes:

1. Number of issued shares as of December 31, 2009	1,333,763,464
2. Classes and number of treasury stock

				(Shares)

Classes of stock	Balance as of	Increase	Decrease	Balance as of
	December 31, 2008			December 31, 2009
common stock	99,275,245	16,518	3,762	99,288,001

3. Payment for dividends

Decision	Classes of stock	Cash dividend	Dividend per share (yen)	Base date	Effective date
		(Millions of yen)
March 27, 2009 Annual meeting of stockholders	common stock	67,897	55.00	December 31, 2008	March 30, 2009
July 28, 2009 Board of directors’ meeting	common stock	67,896	55.00	June 30, 2009	August 28, 2009

CANON INC.
NON-CONSOLIDATED
14. NOTE FOR GOING CONCERN ASSUMPTION
       ( Parent company only )
Not applicable.

NON-CONSOLIDATED
Directors
(Current titles are shown in the parentheses)
(1)	Candidate for new Representative Director

Representative Director & Executive Vice President	Toshiaki Ikoma	(Executive Vice President, Group Executive of Corporate R&D Headquarters)
(2)	Candidates for Director to be promoted

Senior Managing Director	Shigeyuki Matsumoto	(Managing Director, Group Executive of Device Technology Development Headquarters)
(3)	Candidates for new Directors to be appointed

Yasuhiro Tani	(Executive Officer, Group Executive of Digital Platform Technology Development Headquarters)
Makoto Araki	(Executive Officer, Group Executive of Information & Communication Systems Headquarters)
Executive Officers
(1)	Candidates for new Executive Officers

Akiyoshi Kimura	(Group Executive of OIP Production System Group)

Kazuto Ogawa	(President of Canon Canada Inc.)

Naoji Otsuka	(Group Executive of Inkjet Products Development Group)

Kenji Kobayashi	(President of Canon Australia Pty Ltd.)

Ryuichi Ebinuma	(Group Executive of Core Technology Development Group)

Canon Inc.
January 27, 2011
CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2010
SUPPLEMENTARY REPORT
TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2010)	S 1
2.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2011/Projection)	S 2
3.	SEGMENT INFORMATION BY PRODUCT (2010)	S 3
4.	OTHER INCOME / DEDUCTIONS (2010)	S 3
5.	SEGMENT INFORMATION BY PRODUCT (2011/Projection)	S 4
6.	OTHER INCOME / DEDUCTIONS (2011/Projection)	S 4
7.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 5
8.	SALES GROWTH IN LOCAL CURRENCY	S 5
9.	PROFITABILITY	S 6
10.	IMPACT OF FOREIGN EXCHANGE RATES	S 6
11.	STATEMENTS OF CASH FLOWS	S 6
12.	R&D EXPENDITURE	S 7
13.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 7
14.	INVENTORIES	S 7
15.	DEBT RATIO	S 7
16.	OVERSEAS PRODUCTION RATIO	S 7
17.	NUMBER OF EMPLOYEES	S 7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2010)	(Millions of yen)

	2010		2009		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year

Japan
Office	96,233	376,928	92,303	374,275	+4.3%	+0.7%

Consumer	70,798	216,509	69,731	219,036	+1.5%	-1.2%

Industry and Others	31,138	102,312	35,565	109,033	-12.4%	-6.2%

Total	198,169	695,749	197,599	702,344	+0.3%	-0.9%

Overseas
Office	451,086	1,602,017	369,846	1,260,781	+22.0%	+27.1%

Consumer	341,083	1,173,113	342,356	1,080,158	-0.4%	+8.6%

Industry and Others	77,528	236,022	44,257	165,918	+75.2%	+42.3%

Total	869,697	3,011,152	756,459	2,506,857	+15.0%	+20.1%

Americas
Office	169,823	601,090	138,949	485,180	+22.2%	+23.9%

Consumer	118,812	379,522	125,209	367,035	-5.1%	+3.4%

Industry and Others	13,475	42,687	10,624	41,939	+26.8%	+1.8%

Total	302,110	1,023,299	274,782	894,154	+9.9%	+14.4%

Europe
Office	208,654	733,216	168,917	565,656	+23.5%	+29.6%

Consumer	123,921	407,994	132,398	405,173	-6.4%	+0.7%

Industry and Others	10,240	31,264	7,208	24,321	+42.1%	+28.5%

Total	342,815	1,172,474	308,523	995,150	+11.1%	+17.8%

Asia and Oceania
Office	72,609	267,711	61,980	209,945	+17.1%	+27.5%

Consumer	98,350	385,597	84,749	307,950	+16.0%	+25.2%

Industry and Others	53,813	162,071	26,425	99,658	+103.6%	+62.6%

Total	224,772	815,379	173,154	617,553	+29.8%	+32.0%

Intersegment
Office	1,958	8,324	2,982	10,020	-34.3%	-16.9%

Consumer	359	1,705	642	1,966	-44.1%	-13.3%

Industry and Others	23,260	94,624	23,496	83,047	-1.0%	+13.9%

Eliminations	(25,577)	(104,653)	(27,120)	(95,033)	-	-

Total	0	0	0	0	-	-

Total
Office	549,277	1,987,269	465,131	1,645,076	+18.1%	+20.8%

Consumer	412,240	1,391,327	412,729	1,301,160	-0.1%	+6.9%

Industry and Others	131,926	432,958	103,318	357,998	+27.7%	+20.9%

Eliminations	(25,577)	(104,653)	(27,120)	(95,033)	-	-

Total	1,067,866	3,706,901	954,058	3,209,201	+11.9%	+15.5%

- S1 -

Canon Inc.
2. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT (2011/Projection)

(1) Sales by business unit			(Millions of yen)

	2011 (P)	2010	Change year over year
	Year	Year	Year

Office	2,180,000	1,987,269	+9.7%

Consumer	1,535,000	1,391,327	+10.3%

Industry and Others	465,000	432,958	+7.4%

Eliminations	(80,000)	(104,653)	-

Total	4,100,000	3,706,901	+10.6%

			(P)=Projection

(2) Sales by region			(Millions of yen)

	2011 (P)	2010	Change year over year
	Year	Year	Year

Japan	737,700	695,749	+6.0%
Overseas	3,362,300	3,011,152	+11.7%

Americas	1,074,400	1,023,299	+5.0%
Europe	1,278,100	1,172,474	+9.0%
Asia and Oceania	1,009,800	815,379	+23.8%

Total	4,100,000	3,706,901	+10.6%

			(P)=Projection

- S2 -

Canon Inc.

3. SEGMENT INFORMATION BY PRODUCT (2010)	(Millions of yen)

	2010		2009		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year

Office
External customers	547,319	1,978,945	462,149	1,635,056	+18.4%	+21.0%
Intersegment	1,958	8,324	2,982	10,020	-34.3%	-16.9%

Total sales	549,277	1,987,269	465,131	1,645,076	+18.1%	+20.8%

Operating profit	61,151	293,322	80,614	229,396	-24.1%	+27.9%

% of sales	11.1%	14.8%	17.3%	13.9%	-	-

Consumer
External customers	411,881	1,389,622	412,087	1,299,194	-0.0%	+7.0%
Intersegment	359	1,705	642	1,966	-44.1%	-13.3%

Total sales	412,240	1,391,327	412,729	1,301,160	-0.1%	+6.9%

Operating profit	65,022	238,065	75,143	183,492	-13.5%	+29.7%

% of sales	15.8%	17.1%	18.2%	14.1%	-	-

Industry and Others
External customers	108,666	338,334	79,822	274,951	+36.1%	+23.1%
Intersegment	23,260	94,624	23,496	83,047	-1.0%	+13.9%

Total sales	131,926	432,958	103,318	357,998	+27.7%	+20.9%

Operating profit	(5,844)	(9,831)	(34,960)	(75,956)	-	-

% of sales	-4.4%	-2.3%	-33.8%	-21.2%	-	-

Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(25,577)	(104,653)	(27,120)	(95,033)	-	-

Total sales	(25,577)	(104,653)	(27,120)	(95,033)	-	-

Operating profit	(37,482)	(134,004)	(28,669)	(119,877)	-	-

Consolidated
External customers	1,067,866	3,706,901	954,058	3,209,201	+11.9%	+15.5%
Intersegment	-	-	-	-	-	-

Total sales	1,067,866	3,706,901	954,058	3,209,201	+11.9%	+15.5%

Operating profit	82,847	387,552	92,128	217,055	-10.1%	+78.6%

% of sales	7.8%	10.5%	9.7%	6.8%	-	-

4. OTHER INCOME / DEDUCTIONS (2010)					(Millions of yen)

	2010		2009		Change year over year
	4th quarter	Year	4th quarter	Year	4th quarter	Year

Interest and dividend, net	964	4,091	1,346	4,866	(382)	(775)
Forex gain / loss	(446)	3,089	3,485	1,842	(3,931)	+1,247
Equity earnings / loss of affiliated companies	(551)	10,471	(527)	(12,649)	(24)	+23,120
Other, net	(280)	(12,340)	1,489	8,241	(1,769)	(20,581)

Total	(313)	5,311	5,793	2,300	(6,106)	+3,011

- S3 -

Canon Inc.

5. SEGMENT INFORMATION BY PRODUCT (2011/Projection)	(Millions of yen)

	2011 (P)	2010	Change year over year
	Year	Year	Year
Office
External customers	2,196,700	1,978,945	+11.0%
Intersegment	(16,700)	8,324	-

Total sales	2,180,000	1,987,269	+9.7%

Operating profit	322,000	293,322	+9.8%
% of sales	14.8%	14.8%	-

Consumer
External customers	1,533,000	1,389,622	+10.3%
Intersegment	2,000	1,705	+17.3%

Total sales	1,535,000	1,391,327	+10.3%

Operating profit	265,000	238,065	+11.3%
% of sales	17.3%	17.1%	-

Industry and Others
External customers	370,300	338,334	+9.4%
Intersegment	94,700	94,624	+0.1%

Total sales	465,000	432,958	+7.4%

Operating profit	18,500	(9,831)	-
% of sales	4.0%	-2.3%	-

Corporate and Eliminations
External customers	-	-	-
Intersegment	(80,000)	(104,653)	-

Total sales	(80,000)	(104,653)	-

Operating profit	(135,500)	(134,004)	-

Consolidated
External customers	4,100,000	3,706,901	+10.6%
Intersegment	-	-	-

Total sales	4,100,000	3,706,901	+10.6%

Operating profit	470,000	387,552	+21.3%
% of sales	11.5%	10.5%	-

(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2011/Projection)	(Millions of yen)

	2011 (P)	2010	Change year over year
	Year	Year	Year
Interest and dividend, net	5,000	4,091	+909
Forex gain / loss	0	3,089	(3,089)
Equity earnings / loss of affiliated companies	0	10,471	(10,471)
Other, net	(5,000)	(12,340)	+7,340

Total	0	5,311	(5,311)

(P)=Projection

- S4 -

Canon Inc.
7. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT

	2011 (P)	2010		2009

	Year	4th quarter	Year	4th quarter	Year

Office
Monochrome copiers	15%	14%	15%	17%	20%
Color copiers	18%	16%	17%	19%	19%
Other printing devices	49%	46%	50%	57%	53%
Others	18%	24%	18%	7%	8%

Consumer
Cameras	70%	70%	70%	68%	68%
Inkjet printers	25%	25%	24%	26%	25%
Others	5%	5%	6%	6%	7%

Industry and Others
Lithography equipment	20%	25%	23%	14%	19%
Others	80%	75%	77%	86%	81%

				(P)=Projection

8. SALES GROWTH IN LOCAL CURRENCY

	2011 (P)	2010

	Year	4th quarter	Year

Office
Japan	-	+4.3%	+0.7%
Overseas	-	+32.3%	+35.9%

Total	+12.8%	+26.3%	+27.6%

Consumer
Japan	-	+1.5%	-1.2%
Overseas	-	+10.9%	+17.5%

Total	+13.4%	+9.2%	+14.3%

Industry and Others
Japan	-	-12.4%	-6.2%
Overseas	-	+80.3%	+45.7%

Total	+8.2%	+29.9%	+22.5%

Total
Japan	+6.0%	+0.3%	-0.9%
Overseas	+15.3%	+25.4%	+28.7%
Americas	+8.0%	+18.0%	+21.6%
Europe	+13.9%	+26.2%	+30.0%
Asia and Oceania	+26.3%	+35.9%	+36.6%

Total	+13.5%	+20.2%	+22.2%

			(P)=Projection

- S5 -

Canon Inc.
9. PROFITABILITY

	2011 (P)	2010	2009
	Year	Year	Year

ROE	11.3%	9.2%	4.9%

ROA	7.6%	6.3%	3.4%

*1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity			(P)=Projection
*2 Based on Net Income attributable to Canon Inc.

10. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen)

	2011 (P)	2010		2009

	Year	4th quarter	Year	4th quarter	Year

Yen/US$	85.00	82.68	87.40	89.68	93.21
Yen/Euro	110.00	111.99	114.97	132.54	130.46

(P)=Projection
(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)

	2011 (P)	2010

	Year	4th quarter	Year

US$	(44.5)	(28.4)	(86.7)
Euro	(49.4)	(40.3)	(101.1)
Other currencies	(8.6)	(3.1)	(6.1)

Total	(102.5)	(71.8)	(193.9)

(P)=Projection
(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2011 (P)

	Year

On sales
US$	19.4
Euro	10.4

On operating profit
US$	10.1
Euro	5.8

(P)=Projection

11. STATEMENTS OF CASH FLOWS					(Millions of yen)

	2011 (P)	2010		2009

	Year	4th quarter	Year	4th quarter	Year

Net cash provided by operating activities	625,000	224,986	744,413	236,708	611,235

Net cash used in investing activities	(395,000)	(98,931)	(342,133)	(84,010)	(370,244)

Free cash flow	230,000	126,055	402,280	152,698	240,991

Net cash used in financing activities	(158,000)	(11,939)	(279,897)	(998)	(142,379)

Effect of exchange rate changes on cash and cash equivalents	17,400	(32,936)	(76,838)	9,678	17,226

Net change in cash and cash equivalents	89,400	81,180	45,545	161,378	115,838

Cash and cash equivalents at end of period	930,000	840,579	840,579	795,034	795,034

(P)=Projection

- S6 -

Canon Inc.

12. R&D EXPENDITURE	(Millions of yen)

	2011 (P)	2010	2009

	Year	Year	Year

Office	-	96,156	78,872
Consumer	-	82,843	74,131
Industry and Others	-	21,062	23,300
Corporate and Eliminations	-	115,756	128,297

Total	340,000	315,817	304,600

% of sales	8.3%	8.5%	9.5%

(P)=Projection
13. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION

(Millions of yen)

	2011 (P)	2010	2009

	Year	Year	Year

Increase in PP&E
Office	-	48,969	91,525
Consumer	-	35,017	26,483
Industry and Others	-	26,109	22,743
Corporate and Eliminations	-	48,881	75,377

Total	260,000	158,976	216,128

Depreciation and amortization
Office	-	103,548	90,878
Consumer	-	41,665	48,701
Industry and Others	-	37,387	60,770
Corporate and Eliminations	-	93,593	115,044

Total	300,000	276,193	315,393

(P)=Projection
14. INVENTORIES

(1) Inventories	(Millions of yen)

	2010	2009	Difference
	Dec.31	Dec.31

Office	186,817	144,941	+41,876
Consumer	107,261	113,975	(6,714)
Industry and Others	90,699	114,325	(23,626)

Total	384,777	373,241	+11,536

(2) Inventories/Sales*	(Days)

	2010	2009	Difference
	Dec.31	Dec.31

Office	32	30	+2
Consumer	27	29	(2)
Industry and Others	88	158	(70)

Total	35	39	(4)

        *Index based on the previous six months sales.
15. DEBT RATIO

	2010	2009	Difference
	Dec.31	Dec.31

Total debt / Total assets	0.3%	0.3%	0.0%

16. OVERSEAS PRODUCTION RATIO

	2010	2009
	Year	Year

Overseas production ratio	49%	40%

17. NUMBER OF EMPLOYEES

	2010	2009	Difference
	Dec.31	Dec.31

Japan	71,954	73,635	(1,681)
Overseas	125,432	95,244	+30,188

Total	197,386	168,879	+28,507

- S7 -